                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 8-A/A1


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                              STONEPATH GROUP, INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                Delaware                                 65-0867684
----------------------------------------    ------------------------------------
(State of incorporation or organization)    (I.R.S. Employer Identification No.)

                        Two Penn Center Plaza, Suite 605
                        Philadelphia, Pennsylvania 19102
                        --------------------------------
                    (Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

   Title of each class                      Name of each exchange on which
   to be so registered                      each class is to be registered
-------------------------                   ------------------------------
      Common Stock,                          American Stock Exchange, Inc.
par value $.001 per share

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.
[X]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration statement file number to which this form relates:
333-38716 (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:  None

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

General

         We are authorized to issue 100,000,000 shares of common stock, par value $.001 per share, and 10,000,000 shares of preferred stock, par value $.001 per share.

         The following discussion, which describes all material terms of our capital stock, is qualified in its entirety by reference to our certificate of incorporation and bylaws, each as amended to date, copies of which are filed as exhibits to this registration statement.

Common Stock

         The holders of our common stock are entitled to one vote for each share held of record on all matters to be voted on by the stockholders. There is no cumulative voting with respect to the election of directors. Accordingly, holders of a majority of the outstanding shares of our common stock can elect all members of our Board of Directors, and holders of the remaining shares by themselves cannot elect any member of the Board of Directors.

         The holders of our common stock are entitled to receive dividends in the discretion of our Board of Directors. We may only pay dividends out of funds legally available for this purpose. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over our common stock. Holders of shares of our common stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemptive provisions applicable to our common stock. All of the outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

         Our certificate of incorporation provides that our Board of Directors may establish one or more classes or series of preferred stock having such number of shares and relative voting rights, designation, dividend rates, liquidation and other rights, preferences and limitations as may be fixed by them without further stockholder approval. The holders of our preferred stock may be entitled to preferences over common stockholders with respect to dividends, liquidation, dissolution or our winding up in such amounts are established by our Board of Directors' resolutions issuing such shares.

         In March 2000, we sold 4,166,667 shares of our Series C Preferred Stock to a group of institutional investors and their affiliates led by Tudor Investment Corporation, Brown Simpson Asset Management and BNY Capital Markets, Inc. for an aggregate purchase price of $50 million.

         Each share of our Series C Preferred Stock is convertible into one share of our common stock. This conversion ratio is subject to adjustment under certain circumstances to protect the holders of the Series C Preferred Stock against future dilutive transactions. The holders of our Series C Preferred Stock may convert their shares of Series C Preferred Stock into shares of our common stock at any time. Our Series C Preferred Stock shall automatically be converted into shares of common stock upon:

               o the affirmative vote of holders of 80% of the outstanding shares of Series C Preferred Stock;
               o the closing of a public offering of our common stock pursuant to which the offering price is at least $30 per share;
               o upon our election, provided that our registration statement registering the resale of the shares of common stock issuable upon conversion of the Series C Preferred Stock has been declared effective by the Securities and Exchange Commission and remains effective and the closing market price of the our common stock has been equal to at least $18 per share for a period of at least 20 consecutive business days; and
               o upon acceptance by a holder of the Series C Preferred Stock of the Series C Contingent Warrants as described below.

         Our Series C Preferred Stock accrues a dividend of 8% per annum which is required to be paid on a quarterly basis in kind in the form of additional shares of Series C Preferred Stock, based upon the liquidation value of $12 per share.

         We are obligated to redeem the issued and outstanding shares of our Series C Preferred Stock within 60 days of receiving written notice from holders of at least 80% of the issued and outstanding shares of our Series C Preferred Stock upon:

               o any voluntary or involuntary bankruptcy, receivership, assignment for the benefit of creditors, liquidation or acceleration of any third party obligations;
               o any payment default continuing for at least 120 days where the aggregate amount in default is greater than $750,000;
               o a consolidation or merger of us with or into any other person(s) or entity (ies) other than a consolidation or merger in which we are the surviving corporation and upon consummation of which the holders of our voting securities immediately prior to such transaction continue to own, directly or indirectly, not less than a majority of the voting securities of the Corporation, as the surviving corporation, immediately following such transaction;
               o    a sale of all or substantially all of our assets; and
               o a sale or other disposition of more than 50% of our voting capital stock (in a single transaction or series of related transactions) (whether issued and outstanding, newly issued or from treasury, or any combination thereof).

Any such redemption shall be at a price per share equal to the greater of (i) the liquidation value of our Series C Preferred Stock of $12.00 per share plus all accrued and unpaid dividends, or (ii) the fair market value per share of the our common stock on the redemption date.

         In connection with the issuance of our Series C Preferred Stock, we issued warrants (the "Series C Warrants") to purchase an aggregate of 416,667 shares of our common stock to the purchasers of our Series C Preferred Stock. The Series C Warrants are exercisable until March 2, 2003 at an exercise price of $26.58 per share of our common stock (subject to adjustment in certain circumstances), provided that if while a registration statement relating to the underlying common stock is effective, the closing market price of our common stock is at least $39.87 per share for at least 30 consecutive days, then we may terminate the Series C Warrants upon 30 days prior written notice. The exercise price of the Series C Warrants will be reduced to $1.00 per share upon each holder's acceptance of the Series C Contingent Warrants as described below.

         In February 2001, we received the consent from the holders of more than two thirds of our issued and outstanding shares of Series C Preferred Stock to modify the use of proceeds provisions as originally defined within the Series C Preferred Stock Purchase Agreement. As amended, we may now use the proceeds from the sale of the preferred stock to make any investments in the ordinary course of our business, as from time-to-time determined by our Board of Directors, or for any other business purpose approved by the Board of Directors. Previously, we were limited to use the proceeds to investments in early-stage Internet companies.

         In exchange for this consent we agreed to:

         (i) issue to the holders of our Series C Preferred Stock as of July 18, 2002, warrants (the "Series C Contingent Warrants") to purchase up to a maximum of 3.0 million shares of our common stock at an exercise price of $1.00 per share if the then-effective conversion price of the Series C Preferred Stock is greater than the lesser of (a) $6.00 per share; or
                  (b) the market price of our common stock at such time (but not less than $5.00 per share) (the "Target Price"). The number of Series C Contingent Warrants to be issued is that number which, assuming conversion of all Series C Preferred Stock and the exercise of the Series C Warrants and the Series C Contingent Warrants will reduce the average cost of the holders investment in us to the Target Price, reduced by the number of Series C Warrants covered in subsection (ii) below.

         (ii) reduce to $1.00 per share the exercise price of the Series C Warrants held by the holders of our Series C Preferred Stock as of July 18, 2002 who elect to receive the Series C Contingent Warrants.

As a condition to receiving in July 2002 the Series C Warrants and the reduction in the exercise price of the Series C Warrants, the holders of the Series C Preferred Stock will at that time convert their shares of Preferred Stock into shares of our common stock.

ITEM 2.  EXHIBITS

Exhibit No.          Description                                             Method of Filing
3.1                  Amended and Restated Certificate of Incorporation       Incorporated by reference to
                                                                             Registrant's Registration Statement on
                                                                             Form S-1 (Reg. No. 333-88629) filed
                                                                             October 6, 1999.

3.2                  Certificate of Amendment to Certificate of              Incorporated by reference to
                     Incorporation                                           Registrant's Annual Report on Form 10-K
                                                                             for the year ended December 31, 2000.

3.3                  Amended and Restated Bylaws                             Incorporated by reference to
                                                                             Registrant's Annual Report on Form 10-K
                                                                             for the year ended December 31, 2000.

4.1                  Specimen Certificate of Common Stock                    Incorporated by reference to
                                                                             Registrant's Amendment No. 1 to
                                                                             Registrant's Registration Statement on
                                                                             Form S-1 (Reg. No. 333-88629) filed
                                                                             December 17, 1999.

4.6                  Certificate of Designations, Preferences and Rights     Incorporated by reference to
                     of the Series C Convertible Preferred Stock             Registrant's Current Report on Form 8-K
                                                                             dated March 3, 2000.

4.7                  Form of Common Stock Purchase Warrant issued in         Incorporated by reference to
                     connection with the Series C Convertible Preferred      Registrant's Current Report on Form 8-K
                     Stock                                                   dated March 3, 2000.

4.8                  Form of Compensation Warrant to be issued in            Incorporated by reference to
                     connection with the Series C Convertible Preferred      Registrant's Current Report on Form 8-K
                     Stock                                                   dated March 3, 2000.

4.9                  Form of Letter Agreement with the holders of the        Incorporated by reference to
                     Series C Preferred Stock                                Registrant's Current Report on Form 8-K
                                                                             dated February 8, 2001.

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                                   STONEPATH GROUP, INC.


Date:  June 29, 2001                               By:  /s/ Dennis L. Pelino
                                                        -----------------------
                                                        Dennis L. Pelino
                                                        Chief Executive Officer